

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Kwanghyun Kim
President
Roid Group, Inc.
10246 Black Mountain Rd.
San Diego, CA 92126

>   **Re: Roid Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed February 23, 2021**
>   **File No. 000-56240**

Dear Dr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form 10-12G

Controls and Procedures, page 35

1.   We note from page 14 that your management performed an evaluation of your disclosure controls and procedures as of December 31, 2020 and identified weaknesses in your internal control over financial reporting as of that date. Please update this section to disclose management's conclusions on the effectiveness of your disclosure controls and procedures as well as your internal control over financial reporting as of December 31, 2020. In addition, update to address any changes in internal control during the year ended December 31, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles at (202) 551-3587 or Martin James at (202) 551-3671

if you have questions regarding comments on the financial statements and related
matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Coldicutt